UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29610/ March 23, 2011

_____

In the Matter of   :
                                           :
COHEN & STEERS REIT AND UTILITY   :
   INCOME FUND, INC.   :
280 Park Ave., 10th Floor   :
New York, NY 10017   :
                                           :
(811-21437)   :
                                           :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Cohen & Steers REIT and Utility Income Fund, Inc. filed an
application on January 19, 2011, and amended on February 14,
2011 and February 18, 2011, requesting an order under section
8(f) of the Act declaring that it has ceased to be an investment
company.

On February 25, 2011, a notice of filing of the application was
issued (Investment Company Act Release No. 29589). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Cathy H. Ahn
                              Deputy Secretary